American Growth Fund, Inc.
1636 Logan Street
Denver, CO 80203

June 11, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Attn: John Ganley

Re:
American Growth Fund, Inc. (CIK No. 0000005138)
Application for Withdrawal of Amendment to the American Growth Cannabis Fund
Registration Statement

Dear Mr. Ganley:

American Growth Fund, Inc, (the "Registrant") hereby applies for an order granting withdrawal of SEC Accession No. 0000005138-20-000022 filed on June 11, 2020. We had intended to file form type 497 instead of Form 485BPOS.

If you have any questions regarding this application for withdrawal, please contact Michael L. Gaughan at 303-626-0606.

Very Truly Yours,
American Growth Fund, American Growth Cannabis Fund
By: /s/ Michael L. Gaughan
Name: Michael L. Gaughan
Title: Chief Compliance Officer